UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of June 2014.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant's name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. Nidec to Set up Its First Manufacturing Foothold in India

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 4, 2014
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
IR@nidec.com

Released on June 4, 2014, in Kyoto, Japan

Nidec to Set up Its First Manufacturing Foothold in India

Nidec Corporation (NYSE: NJ) (the “Company”) today announced that one of its subsidiaries, Nidec India Private Limited, plans to construct its manufacturing factory in the Neemrana Industrial Area, Rajasthan Province, India (the “Neemrana Factory”).

India, whose population is expected to become the world’s largest in the next few decades, not only exhibits huge market potential but also provides an abundance of prospective labor force, with people aged 25 and under representing 47% of its population and producing 1.5 million university-educated engineers every year. The Company seeks to gain ground in the burgeoning Indian electric motor market, comparable in size to that of Europe, by building local capacity for the design and manufacturing of its motor drive products used in automotive, appliance, commercial and industrial applications. As a cornerstone of the Nidec Group’s market entry strategies aimed at establishing a strong presence in India, the Neemrana Factory will start out with production lines of the Company’s two business divisions, namely Automotive Motor & Electronic Control (AMEC) and General Application Motor & Solutions (GAMS), and one consolidated subsidiary, Nidec Techno Motor Corporation. Manufacturing operations at the Neemrana Factory will benefit from the sharing of production infrastructure available under the joint production environment and will gain broad flexibility in localizing product development efforts and internalizing manufacturing processes, supplemented by low-cost automation and lean manufacturing methods.

The Company expects the Neemrana Factory to serve as a springboard for expanding the Nidec Group’s  global reach beyond the Indian domestic market into other untapped geographic markets, including the Middle East.

Outline of the Neemrana Factory

(1)

Factory name: Nidec India Private Limited

(2)

Line of business: Manufacturing and sales of automotive, appliance, commercial, and industrial motors

(3)

Total investment in factory construction, facility purchase, etc.: Approx. 10 billion yen

(4)

Location: Neemrana Industrial Area, Rajasthan Province, India (approx. 100km south of

New Delhi)

(5)

Number of employees: 1,500 (up to 5,000 after the completion of the second-phase construction)

(6)

Total site area: 121,410 square meters

(7)

Structure: Factory (steel construction) and office building (reinforced concrete)

(8)

Total floor space, Phase 1: 15,820 square meters

(9)

Total floor space, Phase 2: Approx. 16,000 square meters (tentative)

(10)

Start of Phase 1 construction: May 2014

(11)

Completion of Phase 1 construction: March 2015 (tentative)

(12) Start of production: April 2015 (tentative)

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